MANAGEMENT’S DISCUSSION & ANALYSIS

The MD&A is management’s view of the Company’s operating and financial data for 2005 and 2004, as well as forward-looking operations and financial estimates.

Actual results will vary from the estimates and the variations may be significant. The risks, uncertainties and other factors that could influence actual results are described in the paragraph Business Risks and Uncertainties below. This discussion is dated March 6, 2006 and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2005 and 2004.

The MD&A is presented in seven sections:

(a)	‘Business Description and Strategy’ provides a description of the Company’s operations and strategies

(b)	‘Operational and Financial Highlights’ provides a summary of the operations review and financial statement analysis

(c)

‘Detailed Financial Analysis’ provides a detailed analysis of the Company’s financial performance by focussing on the income statement, balance sheet and the statement of cash flows that are included within the audited financial statements

(d)	‘Selected Quarterly Information’ provides the Company’s key results such as sales and net earnings on a quarterly basis

(e)	‘Outlook for 2006’ provides an overview of various projects that the Company is likely to progress in the coming year

(f)

‘Critical Accounting Estimates’ provides a discussion of the more significant accounting policies. These are intended to assist investor’s understanding regarding the sensitivity of reported financial results to the methods, assumptions and estimates that underlie the preparation of the financial statements in accordance with generally accepted accounting principles

(g)	‘Business Risks and Uncertainties’ provides a discussion of the various business risks that the Company is exposed to and the measures it follows to mitigate these risks.

Business Description and Strategy

The Company is engaged in oil and gas exploration and production in New Zealand and Papua New Guinea.

The overall goal of the Company is to deliver growth in shareholder value through:

- the pursuit of rigorous geological and geophysical studies to identify, mature and high grade high impact, drillable prospects within the Company’s prospect inventory;

- the drilling and evaluation of exploration wells;

- the acceleration of plans for the development of existing discoveries in order to achieve early cash flows; and

- the development of and production from new commercially viable discoveries.

In pursuit of this goal the Company will:

- enter into joint venture arrangements to spread risk and maximise participation in multiple permits;

- assess acquisition of suitable permit acreage and production that strategically fit the Company’s aspirations;

- bid for new permit acreage as it is offered by governments;

- build an experienced and hands-on management team; and

- maintain good relations with industry participants and Governments.

The Company will continue to seek new opportunities that focus on the discovery of reserves and ultimately maximising production.

The Company is committed to conducting its activities in an environmentally responsible manner, and protecting the health and safety of its employees and the public wherever it operates. It is a condition of employment that personnel work safely and in accordance with established regulations and procedures. The Company strives to improve areas of environmental, health and safety performance by working with local communities and authorities.

The Company is committed to a high standard of corporate governance practices. The Company believes good corporate governance is in the best interest of shareholders and other stakeholders to successfully deliver growth and a competitive return alongside a commitment to the environment, to the communities where they operate and to their employees.

Our corporate governance policies can be viewed on our website at the following address: www.austral-pacific.com

Operational and Financial Highlights

(All U.S. dollars)

The Company’s operating and financial highlights for the year ended December 31, 2005 include the following:

-	listing on the American Stock Exchange was completed and trading began in April 2005;

-	extended production testing of the Cheal A3X and A4 wells producing 31,041 (Company share) barrels of oil;

-	recognising proved reserves of 539,105 barrels (company share) in respect of the Cheal field;

-	acquisition of a drilling rig by the Papua New Guinea PPL235 ( Douglas-1) joint venture;

-	net loss of $2,408,559 reduced from a net loss of $5,718,553 in 2004;

-	successful fundraising of $10 million to finance ongoing exploration and development activities; and

-	undertaking the drilling of 5 wells and other operations within budget, and in a safe and environmentally sound manner.

	Year Ended December 31
	2005	2004	2003
	US$	US$	US$
	(audited)	(audited)	(audited)
Oil and gas revenue	1,779,454	212,458	172,715
Gain on sale of petroleum
and natural gas interests	-	-	3,896,306
Net earnings	(2,408,559)	(5,718,533)	47,616
Per share (basic)	(0.12)	(0.42)	0.01
Per share (diluted)	(0.12)	(0.42)	0.01
Total assets	28,207,062	17,883,148	12,125,667
Oil and gas properties
expenditures	6,119,897	2,395,754	2,147,426
Total liabilities	3,534,477	1,882,960	2,556,371
Shareholders’ equity	24,672,585	16,000,188	9,569,296

Detailed Financial Analysis
(All U.S. dollars)

Production

The Company’s net production was 31,228 barrels – an overall increase of 26,293 barrels from the 2004 year. There has been no gas production since November 2004 when the Kahili-1A well ceased production.

	Year Ended		Year Ended
	December 31, 2005		December 31, 2004

	Oil & Liquids Natural Gas		Oil & Liquids Natural Gas
	(bbls)	(mmscf)	(bbls)	(mmscf)

New Zealand	31,228	Nil	4,935	0.064

The increase in production was attributable to the extended production test on the two wells within the Cheal field. Production testing rates in the Cheal test were limited to approximately 50% of achievable rates as a result of the restricted availability of third party production to blend with the Cheal oil. Blending is required to enable Cheal oil to flow down the pipeline as the oil has a high pour point in the range 37-39°. Future reconfiguration of onsite equipment is intended to remove this constraint by reducing oil pour point through mixing with condensate and a pour point depressant. It will then be possible to produce all wells simultaneously and truck the oil produced directly to the point of sale. The joint venture is currently considering a field development plan for the Cheal field to deliver sustainable long term production.

Revenue

Revenue increased to $1,779,454 (up from $212,458 in 2004). This increase was substantially attributable to the increase in production volumes. The average sales price per barrel increased from $38.67 in 2004 to $56.98 in 2005. There was no gas revenue derived in 2005.

Substantially all production was sold to Swift Energy NZ Limited (a subsidiary of Swift Energy Ltd).

Fixed price contracts and
derivative financial instruments
The Company has not entered into any derivative instruments or fixed term contracts within the year.

Interest and other income
Interest income of $460,411 was $134,399 (+41%) higher than the previous year reflecting the robust investment policy applied by the Company.

The Company received $1,093,417 in recoveries in regards to its role as operator of approximately 14 joint ventures. These recoveries are determined by the provision of each joint venture operating agreement and fluctuate dependent upon the level of activity within the joint venture.

Revenue of $83,612 was recorded in respect of consultancy provided to Rift Oil PLC, the Company’s partner in Papua New Guinea. Rather than receiving this revenue in cash the Company received shares in Rift Oil.

Production and royalty expenses
Production expenses increased substantially to $848,174 – equivalent to $27.16 per barrel – however this is not indicative of the future production expenses per barrel from the Cheal field. The increase in total expenses was driven by the increased production from the Cheal field. Following permanent development of the Cheal site production expenses will reduce significantly on a per barrel basis as operational improvements and efficiencies are implemented. Coupled with this will be lower on-site operating costs and processing costs, currently incurred to a third party for use of their production station, that will also be reduced by delivering the product direct to the point of sale.

Royalties are paid to the New Zealand government consistent with the royalty regime.

General and administrative expenses
General and administrative expenses increased by $1,381,269 (75%) over 2004. The major items contributing to this increase were:

-	the settlement agreement reached with the former Chief Executive Officer accounted for 43% of the increase;

-

consulting and audit fees accounted for 30% of the increase. Audit fees increased as a result of changing regulatory requirements and work related to regulatory filings. Consultancy charges are incurred for technical expertise with a proportion of this subsequently recovered from joint ventures;

-	increased staff costs accounted for 15% of the increase as the Company increased its resources to allow it to pursue its strategies more aggressively in the future; and

-	expensing of stock option remuneration (non-cash) accounted for 10% of the increase.

Depletion, amortization and impairment

Depletion increased to $365,241. This was consistent with the full cost accounting policy whereby the entire New Zealand country cost pool (less unproven properties) was subject to depletion following the booking of proved reserves.

Related to this same policy, the impairment charges reduced from $5,287,611 in 2004 to $438,263 in 2005. Following the recognition of proved reserves, the Company did not have any impairments relating to unproved properties in New Zealand as the future estimated cash flows from the proved property reserves under the full cost ceiling test was sufficient to recover the carrying value of the New Zealand country cost pool.

The impairment charge represents write-offs in New Zealand prior to the recognition of proved reserves together with some minor expenditure in Australia and Papua New Guinea.

Amortization was in respect to minor non-property related assets.

Foreign exchange movements

A foreign exchange loss of $791,234 was incurred in 2005 compared to a gain of $197,858 in 2004. The Company’s exploration costs are made principally in NZ dollars and US dollars. The NZ dollar appreciated markedly against the US dollar over the last two years but dropped in 2005 from 0.7107 to 0.6813. The contrarian effects of exchange rate fluctuations on cost of services and on revenues in NZ dollars or as converted to US dollars, provide natural offsets. Exchange rate movements cannot be predicted and the Company does not maintain an active hedging policy in respect to them.

Net loss for the year

The net loss for 2005 was $2,408,559 which was a significant improvement from 2004 when the loss was $5,718,533. Excluding impairment charges, the loss would have been $1,970,296 in 2005 compared to $430,922 in 2004.

Net loss per share (basic and diluted) were $0.12 in 2005 compared to $0.42 in 2004.

Cash flow from operations

Operating cash flows before financing and investing were ($932,612) compared to ($65,065) in 2004. The difference is accountable by the factors outlined in the section covering general and administration and foreign exchange costs above offset by the cash inflows from the sale of production.

Capital expenditures

Total funds of $6,119,897 were spent on exploration compared to $2,395,754 in 2004. In addition, an amount of $430,223 was spent on plant and equipment compared to $162,894 in 2004.

Exploration activity included drilling the following wells:

-      Kakariki-1;

-      Oru-1;

-      Supplejack-1;

-      Supplejack South-1; and

-      Supplejack South-1A (sidetracked out of Supplejack South-1).

All these wells were situated in onshore New Zealand permits. All wells except Supplejack-1 were unsuccessful. A decision on the optimal way forward in respect to Supplejack-1 is still being considered.

In addition to drilling the wells above, a significant activity in the year was the work program in relation the Cardiff-2A well. This program included the fracturing of the 3 test zones within the well and flow testing the zones. The initial results have failed to deliver the expectations that the Company had for the well but work is ongoing to demonstrate commercial viability.

Expenditure of approximately $300,000 on plant and equipment was primarily related to the installation of electricity generation facilities on the Cheal site.

Contractual Obligations

As at year-end 2005, the Company had various commitments and obligations. These were largely in respect to permit work programme obligations and the Company’s share of approved joint venture expenditures. The Company also has an obligation in respect to a pre-paid gas agreement that was entered into in 2003. This is classified in the table as becoming due after 5 years but, depending upon successful gas discoveries, may become payable earlier. This agreement is explained in detail in Note 15 of the Financial Statements.

A summary of the Company’s obligations is set out in following table:

Contractual and Other Obligations			Payments Due by Period (US$)

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	54,384	35,933	18,451	-	-
Joint venture commitments (1)	4,551,682	4,551,682	-	-	-
Other obligations (2)	1,255,796	-	-	-	1,255,796
Total contractual	5,861,862	4,587,615	18,451	-	1,255,796
or other obligations

(1)

The joint venture commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

(2)

Other Long Term Obligations classified as ‘After 5 years’ is in respect to prepaid gas revenue. The contractual agreement underlying the prepaid gas revenue expires in 2013 but the obligations could arise earlier than this depending upon gas discoveries and commercial arrangements entered in respect to them.

The Company has not entered into any off balance sheet arrangements that would adversely impact on the Company’s financial position or results of operations.

After balance date the Company entered into a lease agreement in respect to office premises. The lease is initially for 6 years with a right of renewal for a further 3 years. Obligations under the initial terms and conditions total $665,388.

Liquidity and capital resources

As at December 31, 2005, the Company had a working capital surplus of $14,837,152. The Company’s financial strategy is to fund its capital expenditure program and any potential acquisitions by:

-      farm-out of equity in a permit;

-      reinvesting any surplus funds from operations;

-      using existing cash resources;

-      raising debt finance; and

-      issuing additional equity.

The appropriate choice of one or a mix of these options will be dependent upon the project under consideration.

Debt

The Company had no debt throughout 2005.

Share Capital

During 2005, the Company issued 4,946,408 common shares. These were issued as a result of warrants being exercised, options being exercised and a private placement of common shares.

846,408 shares were issued relating to the exercise of warrants. The average exercise price was $1.33.

100,000 shares were issued relating to the exercise of options at an average exercise price of $1.25.

The Company issued 4 million shares following a private placement which closed oversubscribed. Each share had a half warrant attached and the bundle was priced at $2.50. Two half warrants are exercisable for one common share, at a price of $3.50, at any time after February 13, 2006 but on or before October 13, 2006 (12 month warrants). The Company in its sole discretion may accelerate the expiry date if, for any ten consecutive trading days starting four months after the issue date (October 13, 2005), the closing price of the shares of the Company on any stock exchange or other quotation service on which it is listed or quoted is greater than $4.50. In the event the Company exercises this discretion the expiry date will be deemed to be amended to such date that is 30 days from the date on which the notice of acceleration of expiry date is provided by the Company. At the end of December 2005, all the 2 million warrants were outstanding.

As at December 31, 2005, there were 22,666,453 common shares outstanding. Since year end a further 75,000 shares have been issued arising from the exercise of share options to give a total of 22,741,453 shares on issue as at March 6, 2006

As at December 31, 2005, there were 1,475,000 share options outstanding at an average exercise price of $1.46. These share options expire at various dates through to December 2010. Within the total share options outstanding, 52% (768,334) have vested and were eligible for exercise. The average exercise price of the vested share options was $1.13. The weighted average price of options issued in 2005 was $2.57.

Since year end the number of share options outstanding had increased to 1,707,334 at an average exercise price of $1.67.

Related Party Information

All related party transactions in 2005 were in the normal course of operations.

Details of the transactions were:

(a)

The Company farmed-out 65% of its Papua New Guinea permit, PPL235, to Rift Oil PLC (“Rift”) which was negotiated while Rift was at arms-length to the Company. The former Commercial Manager for the Company, and spouse of its former Chief Executive Officer, accepted employment as Chief Executive Officer of Rift and equity participation in Rift, and resigned as an officer of the Company, both effective January 29, 2005. A subsidiary of the Company owns 180,200 shares (approximately 0.5% of issued shares) in Rift Oil PLC which were obtained in exchange for consultancy support to Rift. The Company also incurred $5,110 (2004: Nil) in respect to consultancy services provided by Rift;

(b)

During 2005, the Company incurred $890,077 (2004: $223,373) in remuneration to the former Chief Executive Officer of the Company and $36,524 (2004: $37,553) in rent to a trust of which the former Chief Executive Officer of the Company is a trustee. The former Chief Executive Officer ceased to be an employee of the Company on 30 December, 2005 and entered into an initial three month consultancy contract from that date. The total remuneration to the former Chief Executive Officer includes $580,727 in settlement of contractual obligations, including the fair value of modified share options approved as a part of the settlement;

(c)

During 2005, $98,107 (2004: $128,474) was paid to a trust of which the former Chief Executive Officer of the Company is a trustee, for services provided by the spouse of the former Chief Executive Officer of the Company in her role as a consultant to the Company;

(d)	Directors received total remuneration of $57,721 during 2005 (2004: $58,954);

(e)	During 2005 the Company paid a law firm in which a former Director is a partner, $66,470 (2004: $81,771) for legal and directorial services; and

(f)	The Company paid a company that employs a Director, $18,000 (2004: $18,000) for financial services.

In addition to the specific transactions noted above, TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd, has directors and shareholders in common with the Company, and participates in various joint ventures with the Company.

Selected Quarterly Information

(All U.S. dollars)

Net	Net (Ioss)/earnings	Net (Ioss)/earnings	Net (Ioss)/earnings
	Revenue (1)	for the period	per share basic	per share diluted
2005
First quarter	98,415	(406,899)	(0.02)	(0.02)
Second quarter	162,233	(857,559)	(0.05)	(0.05)
Third quarter	321,475	(216,479)	(0.01)	(0.01)
Fourth quarter	274,227	(927,622)	(0.04)	(0.04)
	856,350	(2,408,559)	(0.12)	(0.12)
2004
First quarter		(264,017)	(0.02)	(0.02)
Second quarter	42,866	(416,186)	(0.03)	(0.03)
Third quarter	128,793	(65,063)	(0.00)	(0.00)
Fourth quarter	(41,784)	(4,973,267)	(0.37)	(0.37)
	129,875	(5,718,533)	(0.42)	(0.42)

(1)	After deduction of royalties and production expenses.

Due to net losses incurred during 2004 and 2005 stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be anti-dilutive in those years.

Outlook for 2006

Following the significant changes that have occurred in the first quarter of 2006 in senior management, and at board level, 2006 will see the Company commence a new phase with a disciplined, structured focus on the creation and growth of shareholder value. This will be achieved by pursuing programs centred on the deep, tight gas and condensate reservoirs of the Kapuni formation in the Company’s core acreage in the onshore Taranaki basin and in Papua New Guinea.

The Company’s business plan for 2006 includes the following programmes:

-      undertaking a 3D seismic survey of the Cheal and Cardiff permit acreage;

-      flow testing and subsequent evaluation of the Cardiff-2 well onshore Taranaki;

-      develop and implement plans for the Cheal and Cardiff discoveries, seeking early cash flow from phased production;

-      drilling of Douglas-1 well in Papua New Guinea following which further activity may be justified;

-      drilling of Heaphy-1 exploration well;

-	develop future options in respect to Supplejack-1;

-	seismic programmes in permits PEP38256 (onshore Canterbury), PEP 38258 (onshore Canterbury), PEP38736 (onshore Taranaki), PEP 38753 (onshore Taranaki);

-	continuation of an exploration programme in Taranaki and PNG and undertake rigorous studies to mature and high grade other high impact, drillable prospects in the portfolio; and

-	drilling programmes which may include Kahili-2, Ratanui-1, Waitoriki-1, Salmon, Whaler and Angus-1 wells.

A number of these programmes have not received joint venture approval and may not necessarily proceed. Also, depending upon the outcomes of some of these programmes, different decisions may be reached to vary work programmes, modify or abandon them altogether.

Critical Accounting Estimates

The notes to the financial statements outline the Company’s significant accounting policies. The policies discussed below are considered particularly important, as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain.

Financial statements and use of estimates

The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada. In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reported period. Actual results will differ from these estimates.

Accounting for oil and gas operations

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas interests are accumulated within cost centres on a country-by-country basis.

Capitalized costs, together with estimated future capital costs associated with proved reserves, are depleted and depreciated using the unit of production method based on estimated gross proved reserves of petroleum and natural gas as determined by independent engineers. Costs of acquiring and evaluating significant unproved petroleum and natural gas interests are excluded from costs subject to depletion and depreciation until it is determined that proved reserves are attributable to such interests or until impairment occurs.

A revision to the estimate for proved reserves can have a significant impact on earnings as they are a key component in the calculation of depreciation, depletion and accretion.

An impairment loss is recognized when the carrying amount of a cost centre is not recoverable and exceeds its fair value. The carrying amount is assessed to be recoverable when the sum of the undiscounted cash flows expected from proved reserves plus the cost of unproved interests, net of impairments, exceeds the carrying amount of the cost centre. When the carrying amount is assessed not to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows from proved and probable reserves plus the cost of unproved interests, net of impairments, of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Undeveloped lands are assessed quarterly to determine whether impairment has occurred. Where interests are considered impaired, the cost of the property or the amount of impairment is included in costs subject to depletion and the ceiling test.

A substantial portion of the Company’s exploration and development activities are conducted jointly with others. The financial statements reflect only the Company’s proportionate interests in such activities.

The Company engage Sproule International Limited, an independent geoscience consultancy firm, to evaluate 100% of the Company’s proved and probable oil and natural gas reserves. The estimation of reserves is subjective. Forecasts are based on engineering data, future prices, expected future rates of production and the timing of capital expenditures, all of which are subject to uncertainties and interpretations. Reserve estimates will be revised upward or downward based on the results of future drilling, testing and production levels.

Accounting policies

The Company has not applied any changes in accounting policies in the year ended December 2005.

New Accounting Standards

CICA section 3855 – Financial instruments (recognition and measurement)

These standards establish guidance for the recognition and measurement of financial instruments. The standards require all financial instruments within their scope, including derivatives, be included on a company’s balance sheet and measured, either at fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortised cost. The standards also specify when gains and losses as a result of changes in fair value are to be recognized in the income statement. The Company does not believe the application of this standard will have a material impact on the financial statements.

CICA section 3861 – Financial instruments (disclosure and presentation);

This revised standard address the presentation of financial instruments and non financial derivatives, and identify the information that should be disclosed about them. These standard also revise the requirements for an entity to provide accounting policy disclosures and provides several new requirements for disclosures about fair value. The Company does not believe the application of this standard will have a material impact on the financial statements.

CICA section 3865 – Hedges:

These standards specify the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. These standards also introduce three specific types of hedging relationships: fair value hedges, cash flow hedges and hedges of a net investment in self-sustaining foreign operations. The Company does not believe the application of this standard will have a material impact on the financial statements.

CICA section 1530 – Comprehensive income:

The standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements. Other comprehensive income refers to items that are recognized in comprehensive income but that are excluded from net income in accordance with GAAP. The statement should show net income, each component of revenue, expense, gain or loss that is required to be shown in other comprehensive income, and total comprehensive income. These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006. The Company will be applying the standard from 1 January, 2007.

Business Risks and Uncertainties

The international energy business is subject to risks in exploration, development and production activities. These activities can expose the Company to risks of destruction of assets, well blowouts, pollution and other operational events. The Company has purchased certain insurance to protect its assets and activities.

The Company has very limited control over external factors such as oil and gas prices, and foreign exchange rates.

The Company does not maintain an active hedging policy in respect of either oil and gas prices or its foreign exchange exposure.

The international petroleum sector is very competitive and the Company is thus in competition with many other participants in the search for and acquisition of suitable properties, the engagement of personnel and contractors, the marketing of oil and gas production, as well as developing successful partnership groups and accessing appropriately priced sources of additional capital.

The Company operates in Papua New Guinea which has historically experienced periods of civil and political unrest and economic instability. The Company’s permit areas in Papua New Guinea are located in relatively remote areas, some of which are difficult to access. There can be no assurances that future instability or actions by other companies, host governments, or the international community may not have a material adverse effect.

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various foreign and local governmental authorities and such operations are and will be governed by laws and regulations. The Company’s ability to obtain, sustain or renew such licences and permits on acceptable terms is subject to changes in regulations and policies and the discretion of the applicable governments. The Company believes that its operations comply with all applicable legislation and regulations and that the existence of such regulations have no more restrictive effect on the Company’s method of operations than on similar companies in the industry.

Products are transported to markets by third parties and closure of facilities or pipelines may occur over which the Company has little control.

As is common throughout the industry, the Company’s operations are environmentally sensitive and spills and other damage can occur for which the Company and its partners are liable for reclamation costs. The Company believes that it follows best international oil field practices in this area.

The company has purchased insurance to cover various aspects of its environmental risk exposure.

There are a number of uncertainties inherent in estimating the quantities of oil and natural gas reserves. Reservoir engineering is a subjective process of estimating underground accumulations that cannot be measured precisely, and the accuracy of any estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. The Company’s reserves are evaluated by an independent reservoir engineering firm each year.

The Company’s future success is dependent on its ability to find or acquire additional reserves that are economically recoverable. Without successful exploration and development activities, the reserves of the Company will decline, which could impact operating cash flows and results of operations. This risk may be managed by using strict economic criteria for new projects and retaining highly-skilled, knowledgeable personnel in all phases of oil operations.

Disclaimer:

This Management Discussion & Analysis includes statements that may be deemed to be “forward-looking statements” within the meaning of applicable legislation. Other than statements of historical fact, all statements in this MD&A addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes that the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions, and including, but are not limited to, the other risks and uncertainties identified under the subheading “Business Risks and Uncertainties” in this MD&A.